Darren K. DeStefano

(703) 456-8034

ddestefano@cooley.com

December 17, 2009

VIA EDGAR

Mr. Christian T. Sandoe

Senior Counsel

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:                            Gladstone Capital Corporation

Preliminary Schedule 14A filed November 16, 2009

Commission File No. 814-00237

Dear Mr. Sandoe:

On November 16, 2009, Gladstone Capital Corporation (“Gladstone Capital” or the “Company”), filed with the United States Securities and Exchange Commission (the “Commission”) a Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”).  On November 30, 2009, the Company received an oral comment of the Staff of the Division of Investment Management (the “Staff”) related to the Preliminary Proxy Statement (the “Comment”).

In response to the Comment, the Company has filed with the Commission a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”).  For your convenience, we have restated the Comment prior to our response below.

Page 12:  INFORMATION REGARDING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE — Director Independence

Please revise the disclosure in this section to clarify that the Board of Directors continually monitors the independence of its directors.

The Company has made the requested change, as reflected on page 12 of the Definitive Proxy Statement.

* * * * * * * *

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100  WWW.COOLEY.COM

Please direct any further questions or comments concerning the Preliminary Proxy Statement or this response letter to the undersigned at (703) 456-8034 or Christi Novak at (703) 456-8562.

Sincerely,

/s/ Darren K. DeStefano
Darren K. DeStefano

Attachment

cc:  David J. Gladstone

Allyson Williams, Esq.

Thomas R. Salley, Esq.

Christina L. Novak, Esq.